

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek



Brussels, April 22, 2004
LegalCorp 23/2004

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the notice for the extraordinary general meeting held on March 19, 2004;
- the notice for the ordinary and extraordinary general meeting held on April 14, 2004;
- the message of the Chairman at the ordinary and extraordinary general meeting of April 14, 2004 together with the resolutions taken by the said general meeting;
- the consolidated and non-consolidated accounts which include the appropriation of the result as approved by the above-mentioned general meeting;
- the 2003 annual report;
- the press release issued on April 2, 2004 entitled: "Palladium use in diesel emission control systems for cars now a reality";
- the press release issued on April 7, 2004 entitled: "Umicore secures record supply contracts with South Korean rechargeable battery producers";
- the press release issued on April 7, 2004 entitled: "Umicore to propose Isabelle Bouillot as Director".

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs



LIMITED LIABILITY COMPANY
Registered office : rue du Marais 31 Broekstraat - 1000 Bruxelles
Company Number : 0401.574.852

The shareholders are invited to attend the extraordinary general meeting, which will be held on Friday 19 March 2004, at 10.00 a.m., at the company's registered office, rue du Marais 31 Broekstraat, 1000 Brussels.

AGENDA

Acquisition of own shares

Proposal to authorize the company to acquire on the stock market, until the 2005 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10 % of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10 %) and a maximum price per share of EUR 90.00.

This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any whatsoever way, shares in the company in accordance with the conditions of the authorisation granted to the company.

In order to comply with article 17 of the articles of association holders of bearer shares are requested to lodge their securities by Friday 12 March 2004 at the latest at the company's registered office or with one of the following financial institutions :

FORTIS BANQUE/FORTIS BANK
ING
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
KBC BANK
PETERCAM S.A.

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Proxy forms, approved by the board of directors may be obtained from the company's registered office, on the company website : www.umicore.com, or from the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Friday 12 March 2004 at the latest.

In order for the above-mentioned resolution to be validly adopted, the attendance conditions set out in articles 559 and 620 of the Company Code must be complied with i.e. shareholders holding half of the capital must be present or represented at the meeting. If these conditions are not met this resolution will be added to the agenda of the ordinary and extraordinary general meeting to be held on April 14, 2004 at 5.00 p.m. This meeting would deliberate irrespective of the number of shares represented.

If such a situation arises and unless your financial institution is instructed to release shares after this general meeting, the formalities completed to attend the present meeting (i.e. lodging bearer shares and notifications of attendance) will remain valid for the ordinary and extraordinary general meeting of 14 April 2004.

However, in order to ensure your representation at the ordinary and extraordinary general meeting of 14 April 2004, which has other items on the agenda, new proxy forms will have to be signed and deposited at the registered office of the company or with the above-mentioned financial institutions.

These new proxy forms drawn up by the board of directors will be made available to shareholders at the registered office of the company, on the company website : www.umicore.com, or through the above-mentioned financial institutions.

The Board of Directors

P.S.



LIMITED LIABILITY COMPANY
Registered Office : rue du Marais 31 Broekstraat - 1000 Brussels
Company Number : 0401.574.852

The shareholders are invited to attend the ordinary and extraordinary general meeting, which will be held on Wednesday 14 April 2004, at 5.00 p.m., at the company's registered office, rue du Marais 31 Broekstraat, 1000 Brussels.

AGENDA

1. Report of the board of directors to the general meeting of shareholders, as required in accordance with the provisions of articles L225-177 to L225-186 of the French Commercial Code (Article 163bis I of the CGI), with respect to the options on Umicore stock granted in 2003 to the staff of Umicore's French subsidiaries, under preferential conditions with regard to tax and social security contributions.

2. Directors' report on the 2003 financial year.

3. Auditor's report on the 2003 financial year.

4. Approval of the annual accounts as at 31 December 2003 and the proposed appropriation of the result.

   Proposed resolutions :

   - Approval of the annual accounts as at 31 December 2003 showing a loss for the financial year in the amount of EUR 105,516,010.43.
   - Approval of the proposed appropriation of the result - including the dividend.

5. Discharge to the directors and auditors.

   Proposed resolutions :

   - Granting of a discharge to the members of the board of directors in respect of their mandates in 2003.
   - Granting of a discharge to the auditor in respect of his auditing assignment in 2003.

6. Membership of the board of directors and approval of remuneration.

   Proposed resolutions :

   - Mr Jean-Pierre Standaert's resignation - vacancy of mandate.
   - Election of a director.
   - Approval of the board's remuneration proposed for the 2004 financial year, i.e. EUR 330,000.

7. Acquisition of own shares.

   Proposed resolution :

   Proposal to authorize the company to acquire on the stock market, until the 2005 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10 % of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10 %) and a maximum price per share of EUR 90.00.

   This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any way whatsoever, shares in the company in accordance with the conditions of the authorisation granted to the company.

In order to comply with Article 17 of the company's articles of association, holders of bearer shares are requested to lodge their securities by Wednesday 7 April 2004 at the latest at the company's registered office or with one of the following financial institutions :

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK
PETERCAM S.A.

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Unless the financial institutions hear to the contrary from the shareholders, the formalities completed to attend the extraordinary general meeting of March 19, 2004 remain valid, with the exception of the proxies.

The proxy form used by the shareholders for the extraordinary general meeting of 19 March 2004, which was not able to validly deliberate on item 7 of the present agenda, is no longer valid for the present general meeting. Consequently, the shareholders who wish to be represented at this general meeting have to fill in and sign a new proxy form.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company website : www.umicore.com, or through the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Wednesday 7 April 2004 at the latest.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the Umicore reception desk.

Message of the Chairman at the Annual General Meeting of Shareholders of 14 April 2004

Ladies and Gentlemen,

The year 2003 will go down as a landmark year in the development of Umicore. Against a backdrop of rather weak economic conditions – particularly during the first three quarters of the year – the company was able to post a set of highly satisfactory results. This was not only due to the acquisition of PMG, which I shall come to in a moment, but also due to the stronger performance of a number of other businesses, notably Advanced Materials. It was also encouraging to note the excellent performance of the Umicore share during 2003, which appreciated in value by some 35%.

Undoubtedly the acquisition of PMG was one of the most significant developments in Umicore's long history. It not only increased the size, earnings potential and geographical diversity of the Group but also marked another phase in our development as a technology and research intensive materials science company. The task of integrating both organizations during the second half of the year has been tackled with verve and imagination. That this process was almost fully completed by the end of the 2003 is not only a reflection of the inherent compatibility of Umicore and PMG but equally of the hard work and team spirit contributed by those involved.

Umicore's level of indebtedness increased during the year as a result of the acquisition. The refinancing process made excellent headway and the combination of strong cash flow generation (helped significantly by the €80 million reduction in working capital in Precious Metals Refining), the proceeds of the capital increase in November and the sale of treasury shares enabled the company to reduce the debt level significantly by the end of December. Umicore's balance sheet is in good shape and the company entered 2004 with a healthy degree of financial independence which should allow it to maintain a steady stream of growth initiatives in the coming months and years.

Umicore's growth strategy centres on internal initiatives complemented where necessary by acquisitions or partnerships and it is worth noting that all of the company's businesses announced or completed growth projects during the last year. However, two themes stand out in particular. The first – and perhaps most obvious – has been the focus on expanding in technology-intensive sectors such as rechargeable batteries, germanium products and precious-metals-based materials. An important sub-theme of many of these developments is their connection with environmentally friendly technologies; automotive catalysts, materials for rechargeable batteries and fuel cell membranes are all areas in which Umicore is making significant investments.

The second theme has been the growing importance of Asia in Umicore's growth story. We have profitable and growing operations in Japan, Malaysia, the Philippines, South Korea, Taiwan, Thailand, and China. In 2003 there was a particular emphasis on our development in China. For Umicore the 'China factor' is centred on providing materials to support the burgeoning Chinese market. The growth in China's infrastructure, the increasing demand for consumer goods (such as mobile phones) and the move towards more stringent environmental standards have all led to increased demand for Umicore's materials. The company is certainly well placed to continue its growth in China and can draw on several years of operational experience and a strong sales and marketing team in the region.

Although much emphasis has been placed on growth, the company has also paid specific attention to reducing costs and improving operational efficiency. Last year saw restructuring programmes announced at the Olen plant, the Hanau refining operations,

the central engineering function and the zinc smelting operations. In conjunction with these initiatives, the central corporate functions were also streamlined. Such measures are often a painful necessity in a competitive world but handled in a forthright and transparent manner help pave the way for a more sustainable future.

In the sphere of Environment, Health and Safety I am pleased to report that 2003 was also an excellent year. At Umicore we are convinced that the performance in such areas provides an indication of the sustainability of our business which is every bit as important as the financial results. The continued improvements in health and safety statistics are a testament to rigorous training and attention to detail. In environmental matters the remediation programme in Bulgaria was completed and received recognition in the form of a prestigious sustainable development award presented by the Belgian Minister for the Environment, Freya van den Bossche. Significant progress has also been made in the negotiations with the Flemish government regarding an action plan for the Umicore's Flemish sites, while in France Umicore has initiated an in-depth risk assessment programme. Significantly, the remediation of all substantive risks relating to historical pollution have now been provided for in the balance sheet.

This time last year I predicted that for Umicore 2003 would not be a vintage year. I am glad to say that in many respects I have been proved wrong. The strides taken in 2003 not only led to an improvement in earnings for the year, they further solidified the foundations of the Group and added to Umicore's potential. In the context of these positive results I am pleased to propose a gross dividend increase of 14% to €1.60 per share.

Looking forward, the combination of several factors mean that 2004 should be an exceptional year. The consolidation of PMG for a full twelve months, positive developments in several key markets, the recovery in metals prices and the likely benefits of Umicore's dollar hedging programme should all converge to provide strong growth in earnings. However, as always, the company must resist any temptation to rest on its laurels. As the company's dollar hedging winds down in 2005 Umicore must continue to focus on the implementation of measures that will help offset any continued weakness in the US dollar. Furthermore, as the company becomes more involved in sectors renowned for rapid technological developments there is a pressing need to remain committed to robust and daring research programmes that will enable Umicore to stay ahead of the pack.

2004 will be the first year in which Umicore exists without a reference shareholder. The Suez exit earlier this year was well received and has contributed to a big improvement in the liquidity of the company's stock. The past months have seen Umicore's shareholder base grow, particularly through the Suez divestment and last November's equity offering. This base has also become more diverse, with increasing interest shown by investors in countries such as the United Kingdom, France and the United States. As the company grows and continues its evolution, the communications challenge too becomes broader and more complex. This challenge involves informing and educating a wider audience about our activities and developments. However, and perhaps most important, it means an additional emphasis on listening; listening not only to you, Umicore's shareholders, but also to the wider community of people and organizations with whom the new Umicore is now connected.

Approval of the annual accounts and the appropriation of the result

The general meeting approved the annual accounts as at 31 December 2003, which were drawn up by the board of directors and which showed a loss for the year of EUR 105,516,010.43.

Taking into account the profit of EUR 217,759,921.60 brought forward from the previous financial year and the amount deducted from the unavailable reserve for own shares following the 2003 sales for an amount of EUR 47,478,666.55, the profit to be appropriated stands at EUR 159,722,577.72. The General Meeting approved the board's proposal to appropriate this profit as follows :

- payment of a gross dividend per share of EUR 1.60 on the 24,714,081 shares (*) — EUR 39,542,529.60
- remainder to be carried forward, i.e. — EUR 120,180,048.12

(*) *The shares held by Umicore itself as at 14 April 2004, i.e. 706,094, are not included in the dividend payout and have been deducted from the 25,420,175 shares representing the capital.*

The dividend will be payable from 21 April 2004 onwards.

Giving discharge to the directors and auditor

The general meeting granted full discharge to the members of the board of directors in respect of their mandates in 2003.

The general meeting granted full discharge to the auditor in respect of his auditing assignment in 2003.

Membership of the board of directors and approval of remuneration

Considering Mr Jean-Pierre Standaert's resignation as a director as at December 31, 2003, the meeting decided to leave his mandate vacant.

The meeting appointed Mrs Isabelle Bouillot as director for a period of three years expiring at the end of the 2007 ordinary general meeting.

Pursuant to Article 10 of the company's articles of association the general meeting decided to set the board's remuneration for the 2004 financial year at EUR 330,000.

Acquisition of own shares

The meeting decided to authorize the company to acquire on the stock market, until the 2005 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10 % of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10 %) and a maximum price per share of EUR 90.00.

This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any way whatsoever, shares in the company in accordance with the conditions of the authorisation granted to the company.

V.A.T.	BE 401.574.852	UMICORE	C 2.

RECEIVED
2004 APR 29 A 11: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
FIXED ASSETS	20/28	3230622699,93	2214433756,99
I. Formation expenses (note I)	20	4 704 314,13	
II. Intangible assets (note II)	21	17 690 951,57	15 187 911,43
III. Tangible assets (note III)	22/27	373 404 997,85	379 777 122,18
A. Land and buildings	22	119 483 137,82	110 966 366,52
B. Plant, machinery and equipment	23	228 203 625,64	205 600 984,91
C. Furniture and vehicles	24	12 351 672,82	13 557 068,08
D. Leasing and other similar rights	25		
E. Other tangible assets	26	3 224 720,75	3 339 914,06
F. Assets under construction and advance payments	27	10 141 840,82	46 312 788,61
IV. Financial assets (notes IV and V)	28	2834822436,38	1819468723,38
A. Affiliated enterprises	280/1	2808842261,23	1782574369,39
1. Participating interests	280	2804358536,83	1779555429,86
2. Amounts receivable	281	4 483 724,40	3 018 939,53
B. Other enterprises linked by participating interests	282/3	23 676 962,04	21 401 074,48
1. Participating interests	282	10 380 385,46	8 104 497,90
2. Amounts receivable	283	13 296 576,58	13 296 576,58
C. Other financial assets	284/8	2 303 213,11	15 493 279,51
1. Shares	284	1 555 505,40	1 618 015,89
2. Amounts receivable and cash guarantees	285/8	747 707,71	13 875 263,62
CURRENT ASSETS	29/58	651 939 718,27	686 958 685,38
V. Amounts receivable after more than one year	29	13 560 643,17	1 652 690,17
A. Trade debtors	290	79 176,56	1 287 308,11
B. Other amounts receivable	291	13 481 466,61	365 382,06
VI. Stocks and contracts in progress	3	377 597 039,65	381 653 835,90
A. Stocks	30/36	377 597 039,65	381 653 835,90
1. Raw materials and consumables	30/31	130 089 119,68	138 677 775,46
2. Work in progress	32	122 737 729,08	97 147 928,46
3. Finished goods	33	112 290 478,33	143 622 234,90
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36	12 479 712,56	2 205 897,08
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	187 881 318,51	195 198 812,19
A. Trade debtors	40	175 732 348,65	175 963 027,58
B. Other amounts receivable	41	12 148 969,86	19 235 784,61
VIII. Investments (notes V and VI)	50/53	27 705 040,27	83 598 680,66
A. Own shares	50	23 405 437,71	70 884 104,26
B. Other investments and deposits	51/53	4 299 602,56	12 714 576,40
IX. Cash at bank and in hand	54/58	12 562 358,00	5 473 438,94
X. Deferred charges and accrued income (note VII)	490/1	32 633 318,67	19 381 227,52
TOTAL ASSETS	20/58	3882562418,20	2901392442,37

V.A.T.	BE 401.574.852	UMICORE	C 3.

LIABILITIES

	Codes	Period	Preceding period
CAPITAL AND RESERVES	10/15	988 750 480,73	985 856 764,49
I. Capital (note VIII)	10	562 393 270,00	500 000 000,00
A. Issued capital	100	562 393 270,00	500 000 000,00
B. Uncalled capital (-)	101		
II. Share premium account	11	96 763 834,76	11 138 699,76
III. Revaluation surplus	12	97 823,47	97 823,47
IV. Reserves	13	208 988 362,94	256 467 029,49
A. Legal reserve	130	40 736 995,07	40 736 995,07
B. Reserves not available for distribution	131	23 405 437,71	70 884 104,26
1. In respect of own shares held	1310	23 405 437,71	70 884 104,26
2. Other	1311		
C. Untaxed reserves	132	144 845 930,16	144 845 930,16
D. Reserves available for distribution	133		
V. Profit carried forward	140	120 180 048,12	217 759 921,60
Loss carried forward (-)	141		
VI. Investment grants	15	327 141,44	393 290,17
PROVISIONS AND DEFERRED TAXATION	16	175 562 251,67	174 948 268,08
VII. A. Provisions for liabilities and charges	160/5	175 562 251,67	174 948 268,08
1. Pensions and similar obligations	160	71 212 418,06	84 306 903,04
2. Taxation	161		
3. Major repairs and maintenance	162	8 054 453,44	12 540 852,92
4. Other liabilities and charges (note IX)	163/5	96 295 380,17	78 100 512,12
B. Deferred taxation	168		
CREDITORS	17/49	2718249685,80	1740587409,80
VIII. Amounts payable after more than one year (note X)	17	1176917565,21	859 921 893,52
A. Financial debts	170/4	1176840718,21	859 845 046,52
1. Subordinated loans	170		
2. Unsubordinated debentures	171	3 718,22	171 046,53
3. Leasing and other similar obligations	172		
4. Credit institutions	173	14 836 999,99	54 673 999,99
5. Other loans	174	1162000000,00	805 000 000,00
B. Trade debts	175	74 368,06	74 368,06
1. Suppliers	1750	74 368,06	74 368,06
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9	2 478,94	2 478,94
IX. Amounts payable within one year (note X)	42/48	1499372218,08	789 627 614,50
A. Current portion of amounts payable after more than one year	42	114 837 000,00	111 914 552,84
B. Financial debts	43	966 710 426,58	314 556 402,54
1. Credit institutions	430/8	49 995,30	132 810,91
2. Other loans	439	966 660 431,28	314 423 591,63
C. Trade debts	44	239 234 512,49	218 205 225,57
1. Suppliers	440/4	239 234 512,49	218 205 225,57
2. Bills of exchange payable	441		
D. Advances received on contracts in progress	46		5 137,25
E. Taxes, remuneration and social security	45	50 331 680,93	51 747 249,87
1. Taxes	450/3	9 352 065,76	9 465 475,38
2. Remuneration and social security	454/9	40 979 615,17	42 281 774,49
F. Other amounts payable	47/48	128 258 598,08	93 199 046,43

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
I. Operating income	70/74	2521581866,90	2512552015,80
A. Turnover (note XII, A)	70	2480546328,16	2506793659,74
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71	(9.044.850,26)	(38.107.375,10)
C. Own construction capitalised	72	6.831.008,91	5.745.911,90
D. Other operating income (note XII, B)	74	43.249.380,09	38.119.819,26
II. Operating charges (-)	60/64	(2480839668,76)	(2447525835,11)
A. Raw materials, consumables and goods for resale	60	1994112352,55	1974149971,69
1. Purchases	600/8	1988269603,83	1925958973,47
2. Increase (-); Decrease (+) in stocks	609	5.842.748,72	48.190.998,22
B. Services and other goods	61	151.287.248,50	154.084.852,33
C. Remuneration, social security costs and pensions (note XII, C2)	62	274.577.333,88	250.957.995,11
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets.	630	64.947.336,10	62.517.764,97
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4	3.164.505,95	486.357,10
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7	(18.084.039,97)	(10.604.899,26)
G. Other operating charges (note XII, F)	640/8	10.834.931,75	15.933.793,17
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64	40 742 198,14	65 026 180,69
Operating loss (-)	64/70		
IV. Financial income	75	171 638 114,47	124 924 512,28
A. Income from financial fixed assets	750	41.855.877,38	43.282.761,97
B. Income from current assets	751	833.111,10	1.105.779,27
C. Other financial income (note XIII, A)	752/9	128.949.125,99	80.535.971,04
V. Financial charges (-)	65	(183 600 727,99)	(146 294 923,80)
A. Interest and other debt charges (notes XIII, B and C)	650	53.925.742,30	54.722.642,64
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651	715.860,62	1.112.890,33
C. Other financial charges (note XIII, E)	652/9	128.959.125,07	90.459.390,83
VI. Profit on ordinary activities before taxes (+)	70/65	28 779 584,62	43 655 769,17
Loss on ordinary activities before taxes (-)	65/70		

2. INCOME STATEMENT *(continued)*
(presentation in vertical form)

	Codes	Period	Preceding period
VI. Profit on ordinary activities before taxes . . . . . (+)	(70/65)	28 779 584,62	43 655 769,17
Loss on ordinary activities before taxes . . . . . (-)	(65/70)		
VII. Exceptionnel income	76	16 924 029,03	5 554 377,57
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761	2 525 334,60	2 789 709,35
C. Adjustments to provisions for extraordinary liabilities and charges	762	2 211 838,19	2 016 240,11
D. Gain on disposal of fixed assets	763	12 112 342,01	139 351,32
E. Other exceptionnel income (note XIV, A)	764/9	74 514,23	609 076,79
VIII. Extraordinary charges . . . . . (-)	66	(151 165 881,52)	(30 850 892,31)
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		17 920,26
B. Amounts written off financial fixed assets	661	124 961 640,35	19 056 373,80
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662	23 692 646,70	1 319 261,66
D. Loss on disposal of fixed assets	663	1 111 511,21	
E. Other extraordinary charges (note XIV, B)	664/8	1 400 083,26	10 457 336,59
F. Extraordinary charges capitalised as reorganization costs . . . . . (-)	669		
IX. Profits for the period before taxes . . . . . (+)	70/66		18 359 254,43
Loss for the period before taxes . . . . . (-)	66/70	(105 462 267,87)	
IXbis. A. Transfer from deferred taxation . . . . . (+)	780		
B. Transfer to deferred taxation . . . . . (-)	680		
X. Income taxes . . . . . (-) (+)	67/77	(53 742,56)	1 922 859,41
A. Income taxes (note XV) . . . . . (-)	670/3	(415 660,52)	(731 687,05)
B. Adjustment of income taxes and write-back of tax provisions	77	361 917,96	2 654 546,46
XI. Profit for the period . . . . . (+)	70/67		20 282 113,84
Loss for the period . . . . . (-)	67/70	(105 516 010,43)	
XII. Transfer from untaxed reserve . . . . . (+)	789		
Transfer to untaxed reserve . . . . . (-)	689		
XIII. Profit for the period available for appropriation (+)	(70/68)		20 282 113,84
Loss for the period available for appropriation (-)	(68/70)	(105 516 010,43)	

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
A. Profit to be appropriated	70/69	112.243.911,17	288.128.844,48
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68		20.282.113,84
Loss for the period available for appropriation (-)	68/70	(105.516.010,43)	
2. Profit brought forward	790	217.759.921,60	267.846.730,64
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2	47.478.666,55	
1. from capital and share premium account	791		
2. from reserves	792	47.478.666,55	
C. Transfers to capital and reserves (-)	691/2		(41.162.377,68)
1. to capital and share premium account	691		
2. to legal reserve	6920		1.014.105,69
3. to other reserves	6921		40.148.271,99
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(120.180.048,12)	(217.759.921,60)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6	(39.542.529,60)	(29.206.545,20)
1. Dividends	694	39.542.529,60	29.206.545,20
2. Directors' emoluments	695		
3. Other allocations	696		

3. NOTES

I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)

	Codes	Amounts
Net book value at the end of the preceding period	8001	
Movements during the period :		
. New expenses incurred	8002	4.784.048,26
. Depreciation (-)	8003	(79.734,13)
. Other (+) (-)	8004	
Net book value at the end of the period	8005	4.704.314,13
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	4.704.314,13
- Reorganization costs	204	

Consolidated income statement

	31/12/03	(EUR thousand) 31/12/02
Turnover	4.677.082	3.160.591
Other operating income	64.115	48.353
Operating income	***4.741.197***	***3.208.944***
Raw materials and consumables used	3.652.385	2.303.588
Payroll and related benefits	484.120	400.154
Depreciation and impairment result	138.148	127.708
Increase in provisions	56.398	25.502
Other operating expenses	310.474	292.295
Operating Expenses	***4.641.525***	***3.149.247***
RESULT FROM OPERATING ACTIVITIES	**99.672**	**59.697**
Finance Cost - Net	-33.599	-22.883
Income from other financial investments	-2.426	-308
Share in rest of comp acc for using equity methd	6.856	13.039
PROFIT (LOSS) BEFORE INCOME TAX	**70.503**	**49.545**
Income Taxes	-2.530	-11.365
PROFIT (LOSS) AFTER TAX	**67.973**	**38.180**
Minority interests	-7.851	-5.297
GROUP PROFIT (LOSS) OF THE PERIOD	**60.122**	**32.883**
Basic earnings per share	2,63	1,45
Diluted earning per share	2,62	1,45
Proposed dividend per share	1,60	1,40

Consolidated balance sheet

	31/12/03	31/12/02
		(EUR thousand)
NON CURRENT ASSETS	**1.412.478**	**1.107.078**
Intangible assets & equity transaction expenses	28.687	15.754
Goodwill	91.320	36.757
Property, Plant and Equipment	950.770	774.515
Investments accounted using the equity method	194.466	162.268
Financial assets	56.234	53.192
Trade & other receivables	8.555	5.035
Deferred tax assets	81.974	59.557
Assets Employee Benefits	472	0
CURRENT ASSETS	**1.696.184**	**1.152.924**
Current loans granted	131	15.284
Inventories	905.558	650.329
Trade and other receivables	631.446	307.084
Income tax receivables	5.990	1.714
Treasury shares	23.405	70.884
Current investments	561	1.598
Cash and cash equivalents	129.093	106.031
TOTAL ASSETS	**3.108.662**	**2.260.002**
GROUP SHAREHOLDERS'EQUITY	**1.129.365**	**1.024.305**
Share capital	562.393	500.000
Share premiums	96.764	11.139
Retained earnings	543.359	522.780
Translation & other reserves - group share	-112.694	-38.820
MINORITY INTERESTS	**62.594**	**64.797**
NON CURRENT LIABILITIES	**462.925**	**380.058**
Provisions for employee benefit	201.561	135.262
Financial debt	35.501	87.782
Trade debt & other payables	4.983	5.506
Deferred tax liabilities	39.882	12.680
Provisions for environment	112.102	116.088
Provisions for other liabilities & charges	68.896	22.740
CURRENT LIABILITIES	**1.453.778**	**790.842**
Financial debt	736.706	222.005
Trade debt & other payables	696.961	572.327
Income tax payable	30.991	13.262
Provisions for environment	18.583	10.871
Provisions for other liabilities & charges	10.080	1.583
TOTAL EQUITY & LIABILITIES	**3.108.662**	**2.260.002**


umicore

Press release

02 April 2004

Palladium use in diesel emission control systems for cars now a reality

Umicore today announced the introduction of new technology that will enable the use of palladium as a catalyst in diesel emission control systems for passenger cars. Until now platinum has been the only material capable of fulfilling this function. This breakthrough is the result of significant research and development undertaken by Umicore's Automotive Catalyst division.

Umicore is ready to introduce a new diesel oxidation catalyst technology which will at this stage enable the replacement of approximately one quarter of current platinum loadings by palladium. This development has been facilitated by the increasing availability of low-sulphur diesel fuel and the sophistication of modern engine management systems.

This new technology developed by Umicore will provide automobile manufacturers with a degree of flexibility in their choice of catalyst materials for diesel emission control systems. This is an important consideration, especially at times when there is a wide divergence in the price of platinum and palladium, as is currently the case. In this context, Umicore's development opens the way for automobile manufacturers to reduce the total cost of diesel passenger car emission control systems.

The technology also offers added scope for broader and faster introduction of catalytically activated diesel particulate filters (DPFs) in the market. Catalyzed DPFs reduce the emissions of small particles from diesel engines. DaimlerChrysler introduced the world's first catalyzed DPF to the market in 2003 in co-operation with Umicore.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382



Press release

07 April 2004

Umicore secures record supply contracts with South Korean rechargeable battery producers

Umicore has concluded record supply contracts for the delivery of lithium cobaltite to South Korean rechargeable battery producers such as LG and Samsung. The contracts are for a total amount of USD 50 million and cover the period from April to September 2004.

These contracts provide confirmation of the growth in the South Korean rechargeable battery sector, which Umicore serves from its production facility in Cheonan some 100km south of Seoul. Umicore is committed to servicing and sustaining the growth in this sector both in terms of the quality of its products and also the volume of its production. In this context Umicore is currently in the process of increasing its production capacity at the Cheonan site – an expansion which will increase capacity by 50% and which will come on stream by mid-2004.

The worldwide market for lithium-ion batteries has been driven primarily by strong global sales levels of portable electronic equipment, particularly mobile phones and notebook computers. Lithium-ion technology offers the best power to weight combination for such equipment.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication



Press release

07 April 2004

Umicore to propose Isabelle Bouillot as Director

Umicore today announced that it will propose Isabelle Bouillot for appointment to the company's Board of Directors. Approval for Mrs Bouillot's appointment will be sought at the company's annual general meeting on 14 April 2004.

Isabelle Bouillot is a French national and has extensive experience in a variety of roles in both the public and private sector. Her previous roles include positions as Economic Adviser to the French President and Budget Director at the French Ministry of Economy and Finance. She is currently a director of materials group Saint-Gobain, hotels and services specialist Accor and the French national postal and banking group La Poste.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*



PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852